Exhibit 99.1
Information regarding directors and executive officers of Radcliffe SPC, Ltd.
     Radcliffe SPC, Ltd. does not have any executive officers or directors except as stated below in this Exhibit 99.1:
     The Board of Directors of Radcliffe consists of Steven Katznelson, Tilly Directors Limited and Coultry Directors Ltd. Radcliffe has entered into an investment advisory agreement with RG Capital, pursuant to which RG Capital has investment discretion over Radcliffe’s Class A Segregated Portfolio. Radcliffe has also entered in an administration agreement (the “Administration Agreement”) with SEI Investments Global Fund Services, Ltd. (the “Administrator”) to perform certain financial, accounting, corporate, administrative and other services on behalf of the Class A Segregated Portfolio.
     For further information on Mr. Katznelson, see Exhibit 99.2.
     Each of Tilly Directors Limited and Coultry Directors Ltd. is a Cayman Islands company and a wholly-owned subsidiary of Queensgate Bank & Trust Company Ltd., Grand Cayman, Cayman Islands and holds a nominee trust license pursuant to the Cayman Islands’ Banks and Trust Companies Law. Queensgate Bank & Trust Company Ltd. is a Cayman Islands company which is licensed to carry on Banking and Trust Business in the Cayman Islands. The business address of Queensgate is 5th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands. Queensgate has as its principal occupation providing offshore company management and administration, shareholder and fund services, commercial and personal trustee services and private banking. During the last five years, none of the persons named in this paragraph (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.5

[5]	The statements in this paragraph are made on information and belief.